Exhibit 99.83

Bitbuy Achieves Increased Volume and New Users Amidst Market Volatility

Vancouver, British Columbia--(Newsfile Corp. - February 2, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced that, following significant volatility and decline in the crypto markets in December and January, Bitbuy Technologies Inc. ("Bitbuy") has achieved an increase in monthly new deposits and in marketplace coin volumes, supporting WonderFi's acquisition thesis that the exchange model offers diversified revenue streams independent of broader crypto market performance.

"While the broader crypto markets declined in January, Bitbuy continued to experience robust inflows of new capital through the Bitbuy platform, after proudly recording a 58% increase in new user registrations in Q4 2021 versus Q3," commented Michael Arbus, CEO of Bitbuy.

Bitbuy saw a 29% increase in Ethereum volume traded in January versus December during the recent volatility in the crypto market. In addition, Bitbuy successfully listed 7 new coins in December 2021, adding $34 million in new value from the new listings, with the platform planning to add multiple new coins in the first quarter of 2022 to further underpin marketplace volume growth and user satisfaction. Bitbuy previously recorded a 24% increase in platform value traded in Q4 2021 versus Q3.

"Since announcing the Bitbuy acquisition and our $45M bought deal with Canaccord, we continue to engage with the Bitbuy team to identify multiple synergy opportunities that we expect to optimize the future value and performance of both businesses," commented Ben Samaroo, CEO of WonderFi. "Bitbuy's performance over the last few months solidifies the thesis that platforms like Bitbuy thrive with market volatility."

Bitbuy was founded in 2016 and has grown to become one of North America's leading crypto marketplaces. Today, Bitbuy is a trusted execution platform that services over 389,000 registered users, with more than $4.6 billion transacted through the platform.

The acquisition of Bitbuy by WonderFi was announced on January 4, 2022, and is expected to close in the first quarter of 2022, subject to approval by WonderFi and Bitbuy shareholders, as well as certain related matters and other acquisition-related closing conditions and regulatory approvals.

Bought Deal Financing

In relation to the previously announced bought deal public offering (the "Offering"), the Offering requires shareholder approval pursuant to the policies of the NEO Exchange and the Company intends to obtain a written resolution signed by the holders of at least 50% of the issued and outstanding shares entitled to vote thereon pursuant to the exemption in Section 10.09(2) of the NEO Exchange Listing Manual.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

Bitbuy Technologies Inc.

Dean Skurka, President

dean@bitbuy.ca

Media Contact: binu.koshy@bitbuy.ca

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT BITBUY

Bitbuy is a Canadian owned and operated digital asset marketplace and restricted dealer. Bitbuy's mission is to provide its clients the best global prices, the deepest liquidity, and the most digital asset products in Canada with a convenient, dependable, and secure platform. Bitbuy is proudly registered as a restricted dealer and is Canada's first registered digital asset marketplace in Canada. Bitbuy's head office is in downtown Toronto, with over 85 employees. In addition to its registration as a Marketplace and Restricted Dealer, Bitbuy is also registered with FINTRAC as a Money Services Business under the Virtual Asset Service Provider category. Bitbuy was founded in 2016 and is currently one of Canada's largest cryptocurrency platforms by trading volume. Bitbuy offers crypto trading services to beginners, advanced traders, and corporations making it The crypto destination of investors.TM

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the listing of multiple newcoins in the first quarter of 2022 on Bitbuy, the ability of the Company and BitBuy to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and BitBuy to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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